Mail Stop 0510

      June 17, 2005

Mr. Alan J. Gotcher
Chief Executive Officer
Altair Nanotechnologies, Inc.
204 Edison Way
Reno, Nevada 89502-2306

	RE:	Forms 10-K and 10-K/A for Fiscal Year Ended December 31,
2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-12497

Dear Mr. Gotcher:

		We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K/A for the Year Ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Management`s Discussion and Analysis, page 31

Results of Operations - Fiscal Year 2004 vs. 2003, page 37

2. Please revise your disclosure to clarify the nature of the issues underlying the issuance of $235,000 in common stock "in connection with an agreement resolving certain issues raised by [a] shareholder" in 2004.

Financial Statements

Note 8 - Other Transactions, page F-17

3. Please provide us with additional information to help us understand the appropriateness of reflecting the value of warrants issued and repriced during 2002 and 2003 as preferential warrant dividends and how you concluded these amounts should not be expensed.
Your response should include references to authoritative literature supporting your accounting. Please also tell us who the shareholder is and describe any relationship you have with the shareholder, including business, employment or other relationship. Please tell us the number of shares this shareholder owned just before each of these transactions as well.

Note 11 - Commitments and Contingencies, page F-19

4. Please file the November 2004 agreement with the University of Nevada, Las Vegas Research Foundation as an exhibit.

Note 13 - Business Segment Information, page F-20

5. Please disclose the significant types of costs included in the corporate and other expense reconciling line item.

6. Please revise your segment disclosures to include your revenues from external customers for each product and service or each group of similar products and services as required by paragraph 37 of SFAS 131, as well as the geographic disclosures required by paragraph 38.

Note 14 - Subsequent Events, page F-22

7. Section 6.1(a) of exhibit 10.18 and your Form 8-K filed
February
4, 2005 indicate that the entire $200,000 up-front payment by Spectrum is for the purchase of the company`s stock. Please clarify the apparent inconsistency.


Form 10-Q for the Quarter Ended March 31, 2005

Note 2 - Summary of Significant Accounting Policies, page 7

Revenue Recognition, page 9

8. If applicable, please disclose any future obligations you may have under the agreement with Spectrum, including to supply or assist in the development or testing or RenaZorb. Please also address the consistency of your recognition of the up-front payment with the guidance in Question 1 in SAB Topic 13:A(3)(f).


*    *    *    *

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Scott Watkinson, Staff Accountant, at (202)
551-3741, or in his absence, me at (202) 551-3769 with any other questions.

								Sincerely,



								Rufus Decker
								Accounting Branch Chief

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Alan J. Gotcher
Altair Nanotechnologies, Inc.
June 17, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE